

Thomas Tancredi · 3rd [in]

Chief Strategy Officer at Dom & Tom

New York, New York, United States · 500+ connections ·

Contact info

 Dom & Tom

 Baruch College

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Tom's thoughts on learning algorithms vs privacy linkedin.com Sign in or join now to see posts like this one and more.	**SFN152: Company Culture & Communication - with Tom Tancredi** The Foundation Tom and his brother run a development company called DomAndTom, which provid...	**Mobile Busines...** Jim Palmer Stick Like Glue F episode of Stick

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Activity

2,947 followers

Posts Thomas created, shared, or commented on in the last 90 days are displayed here.

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Experience

 **Co-Founder // Chief Strategy Officer**
Dom & Tom
Sep 2009 – Present · 11 yrs 7 mos

Dom & Tom is an end-to-end digital product development studio focused on emerging technologies.

From startups to enterprise solutions the apps we produce for our clients support their strategic initiatives first and foremost through open collaboration, forward-thinking user experience, engaging design, & cross-platform development for both web and mobile.

Do Good, Be Good

 **Chief Technology Officer**
Esquire'd
Apr 2019 – Present · 2 yrs

ESQUIRE'D | A Special Appearance Platform for Lawyers

 **Investor + Co-Founder**
Astronomy Aleworks
Mar 2016 – Present · 5 yrs 1 mo
Las Vegas, Nevada Area

Excellent craft brews in the Vegas area!

 **Investor + Co-Founder**
Harpers Ferry Hospitality
Jan 2012 – Present · 9 yrs 3 mos
Queens, New York

Happy to support local Queens businesses, especially when it's BBQ.

 **Client Relations Coordinator**
Dewey & LeBoeuf LLP
Oct 2006 – Sep 2008 · 2 yrs

Client relationship liaison with clients from small businesses to international brand names.

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Education



Baruch College
Masters, Finance
2008 – 2009



New York University
2004, Dramatic Writing
2000 – 2004



Willowbrook
General Studies
1996 – 2000

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Volunteer experience



Board Member
The House Theatre of Chicago
Jan 2014 – Present • 7 yrs 3 mos
Arts and Culture

Working with the House Theatre and honored to contribute to its ongoing mission of great art in the Chicagoland area!



Board Member
WildClaw Theatre
Jan 2017 – Present • 4 yrs 3 mos
Arts and Culture

Honored to be part of an excellent Horror Theatre Company that hosts the Annual DeathScribe Competition!

Tom

Start-ups · 65

 Endorsed by **5 of Thomas' colleagues at Dom & Tom**

Social Media Marketing · 54

 Endorsed by **Crystal McKinsey and 1 other who is highly skilled at this**

 Endorsed by **5 of Thomas' colleagues at Dom & Tom**

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Recommendations

Received (3)   Given (20)



Zach Harris
Work style like a tesla coil: Energetic. Focused. Expansive.
August 31, 2017, Thomas worked with Zach in the same group

It's hard to describe the dynamic company that is Dom and Tom. But their motto, "Do Good. Be Good.", sure comes close. To borrow from Yiddish, Tom is a Mensch. As a leader and executive, he is also one of the nicest, kindest, competent, loyal and hard working professionals that I've worked with. I've been ... See more



Leigh Graner
Interactive designer, software engineer, and former studio founder.
February 1, 2013, Leigh worked with Thomas but at different companies

Tom started a business with his brother Dominic in the middle of recession and virtually no starting capital, pounded pavement and worked all hours to build a family of happy clients. In just a few short years, Dom & Tom has become a massively successful enterprise. So, I don't have to tell you that he's busine... See more

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